SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F           Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes            No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2011, incorporated by reference herein:
Exhibit
99.1     Release dated July 15, 2011, entitled “DRDGOLD GUIDANCE FOR THE YEAR ENDED
           30 JUNE 2011”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: July 15, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD")

DRDGOLD GUIDANCE FOR THE YEAR ENDED 30 JUNE 2011

Shareholders are advised that DRDGOLD expects its group gold production for the year ended 30
June 2011 (FY2011) to be about 10% higher than in the previous year, at around 265 200oz. Cash operating unit costs for FY2011 are expected to be about 8% higher.

It is estimated that capital expenditure for FY2011 will be about 70% higher than the previous year, reflecting the continued development of the Crown/Ergo pipeline.

The information contained in this announcement has not been reviewed or reported on by DRDGOLD's auditors. The detailed report for the quarter and year ended 30 June 2011 will be released to the market on or about 26 August 2011.

Roodepoort
15 July 2011

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